UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

29 February 2012

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......☒..... Form 40-F .....☐.....

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): .........☐.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .........☐.........

29 February 2012

DIAGEO APPOINTS IVAN MENEZES AS CHIEF OPERATING OFFICER

Diageo plc has today announced the appointment of Ivan Menezes as Chief Operating Officer.  Mr Menezes is currently President Diageo North America and Chairman of Diageo Asia Pacific and Diageo Latin America & Caribbean.  He will take up his new role on 1 March 2012.

As Chief Operating Officer, Mr Menezes will lead Diageo's operating businesses globally adding responsibility for Europe and Africa to his current responsibility for North America, Asia Pacific and Latin America & Caribbean.  Nick Blazquez (President Africa), Gilbert Ghostine (President Asia Pacific), Randy Millian (President Latin America & Caribbean), Andrew Morgan (President Europe) and Larry Schwartz, who is concurrently appointed President North America, will report to Mr Menezes.

Reporting to Paul Walsh will be Ivan Menezes (Chief Operating Officer), Deirdre Mahlan (Chief Financial Officer), Andy Fennell (Chief Marketing Officer), David Gosnell (President Global Supply and Procurement), Gareth Williams (Human Resources Director), Tim Proctor (General Counsel) and Paul Tunnacliffe (Company Secretary).

Commenting on the appointment, Paul Walsh, Chief Executive Officer of Diageo plc said:

"Given our strong performance momentum and the scope and scale of our ambition, the Diageo Board and I agree that now is the right time to extend Ivan's remit to embrace all of our markets globally.  Ivan has a track record of delivery throughout his eight year leadership in North America and more recently in Asia Pacific and Latin America & Caribbean, and I am confident that Ivan can sustain and develop the performance momentum we demonstrated in our half year results as he broadens his responsibilities.

We have highly capable leaders in our regions and markets and I am confident that their partnership with Ivan will enhance our leadership capacity at the top of the business.  I very much look forward to working even more closely with Ivan to deliver our exciting future."

Ivan Menezes said:

"I am honoured and delighted to take up this appointment.  I look forward to working with our talented senior management team to deliver even more success in the months and years to come."

Contacts

Investor enquiries to:	Agnes Bota	+36 1 412 9022

	Sarah Paul	+44 (0) 20 8978 4326

	Angela Ryker Gallagher	+44 (0) 20 8978 4911

investor.relations@diageo.com

Media enquiries to:	Stephen Doherty	+44 (0) 20 8978 2528

	Kirsty King	+44 (0) 20 8978 6855

media.comms@diageo.com

Editor notes

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 29 February 2012	By:	/s/ J Nicholls
Name: J Nicholls
Title: Deputy Company Secretary